Exhibit 99.1

GERDAU S.A.

Consolidated financial statements
as of December 31, 2005 and 2004 and
for each of the three years in the period
ended December 31, 2005
and report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gerdau S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income (loss), of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which represented an equity investment amounting to 1.5% and 2.4% of total consolidated assets as of December 31, 2005 and 2004, respectively, and equity in income amounting to 5.2% and 8.0% of income before taxes on income and minority interests for the years ended December 31, 2005 and 2004, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company  as of and for the years ended December 31, 2005 and 2004, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil

May 2, 2006

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004
(in thousands of U.S. Dollars, except number of shares)

ASSETS

	Note	2005	2004

Current assets
Cash and cash equivalents		532,375	248,954
Restricted cash		9,617	6,063
Short-term investments	5	1,761,421	404,512
Trade accounts receivable, net	6	779,526	835,484
Inventories	7	1,662,461	1,594,118
Unrealized gains on derivatives	21	41	—
Deferred income taxes	18.4	34,183	82,829
Tax credits	8	78,443	75,908
Prepaid expenses		39,512	22,218
Other		78,257	52,941
Total current assets		4,975,836	3,323,027

Non-current assets
Property, plant and equipment, net	10	3,517,962	2,790,201
Deferred income taxes	18.4	181,712	153,430
Judicial deposits	16.1	62,186	42,554
Unrealized gains on derivatives	21	2,333	—
Tax credits	8	102,842	23,368
Equity investments	11	179,359	207,767
Investments at cost		9,261	6,640
Goodwill	12	147,854	141,463
Prepaid pension cost	13	72,498	53,276
Advance payment for acquisition of investment in Colombia	4.1	14,895	68,500
Other		35,004	42,023
Total assets		9,301,742	6,852,249

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004
(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

	Note	2005	2004
Current liabilities
Short-term debt	14	311,384	412,910
Current portion of long-term debt	15	255,178	260,294
Trade accounts payable		676,366	627,897
Income taxes payable		50,500	80,445
Unrealized losses on derivatives	21	6,786	12,470
Deferred income taxes	18.4	4,680	14,496
Payroll and related liabilities		109,508	88,969
Dividends and interest on equity payable		80,144	3,609
Taxes payable, other than income taxes		57,736	56,699
Accrued acquisition costs	4.3	—	51,790
Other		128,955	102,726
Total current liabilities		1,681,237	1,712,305

Non-current liabilities
Long-term debt, less current portion	15	2,233,031	1,280,516
Debentures	15	414,209	344,743
Deferred income taxes	18.4	141,682	58,654
Accrued pension and other post-retirement benefits obligation	13	154,727	119,925
Provision for contingencies	16.1	127,849	87,718
Taxes payable in installments		—	25,594
Unrealized losses on derivatives	21	1,170	6,323
Other		83,035	51,915
Total non-current liabilities		3,155,703	1,975,388
Total liabilities		4,836,940	3,687,693

Commitments and contingencies	16

Minority interest		921,204	641,971

SHAREHOLDERS' EQUITY	17

Preferred shares - no par value - 800,000,000 authorized shares and
435,986,042 shares issued at December 31, 2004 and 2005, after giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and
stock bonus approved on March 31, 2006 (Note 27)		1,456,479	1,016,846
Common shares - no par value - 400,000,000 authorized shares and
231,607,008 shares issued at December 31, 2004 and 2005, after giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and
stock bonus approved on March 31, 2006 (Note 27)		755,903	522,358
Additional paid-in capital		134,147	3,743
Treasury stock - 4,568,543 and 3,539,700 preferred shares at December 31,
2005 and 2004, respectively, after giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and stock bonus approved on March 31,
2006 (Note 27)		(21,951)	(15,256)
Legal reserve		198,685	122,813
Retained earnings		1,431,062	1,509,847
Cumulative other comprehensive loss
- Foreign currency translation adjustment		(375,623)	(622,425)
- Additional minimum pension liability		(35,104)	(15,341)
Total shareholders' equity		3,543,598	2,522,585
Total liabilities and shareholders' equity		9,301,742	6,852,249

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except number of shares)

	Note		2005	2004	2003

Sales			9,984,487	7,785,998	5,033,472
Less: Federal and state excise taxes			(986,013)	(724,351)	(414,198)
Less: Discounts			(104,042)	(109,498)	(88,305)

Net sales			8,894,432	6,952,149	4,530,969
Cost of sales			(6,564,245)	(4,838,949)	(3,445,564)

Gross profit			2,330,187	2,113,200	1,085,405
Sales and marketing expenses			(203,244)	(154,558)	(146,388)
General and administrative expenses			(466,034)	(359,102)	(241,854)
Other operating income (expenses), net			(8,246)	28,710	(824)

Operating income			1,652,663	1,628,250	696,339
Financial expenses			(227,758)	(164,370)	(219,353)
Financial income			204,483	81,592	62,036
Foreign exchange gains and losses, net			57,861	30,806	162,190
Gains and losses on derivatives, net			(22,000)	1,155	(197,600)
Equity in earnings of unconsolidated companies, net			96,476	141,890	22,062
Gain on change of interest	4.6	(d)		2,742	—

Income before taxes on income and minority interest			1,761,725	1,722,065	525,674

Provision for taxes on income	18
Current			(347,545)	(329,229)	(87,812)
Deferred			(117,750)	(77,451)	121,925
			(465,295)	(406,680)	34,113

Income before minority interest			1,296,430	1,315,385	559,787

Minority interest			(178,909)	(157,027)	(49,623)

Net income			1,117,521	1,158,358	510,164

Per share data (in US$)	19
Basic earnings per share
Preferred			1.68	1.74	0.76
Common			1.68	1.74	0.76

Diluted earnings per share
Preferred			1.67	1.74	0.76
Common			1.67	1.74	0.76

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus (Note 17.1 and Note 27) – Basic and diluted			231,607,008	231,607,008	231,607,008
Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1 and Note 27) – Basic			432,165,971	432,564,935	435,921,354
Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1 and Note 27) – Diluted			435,855,052	434,763,448	436,607,150

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars)

	2005	2004	2003

Net income as reported in the consolidated statement of income	1,117,521	1,158,358	510,164
Foreign currency translation adjustments	246,802	168,306	144,402
Pension fund additional minimum liability, net of tax	(19,763)	(3,822)	4,790
Unrealized loss on cash flow hedge, net of tax	—	—	2,310

Comprehensive income for the period	1,344,560	1,322,842	661,666

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S/A
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER´S EQUITY
For the year ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except share data)

	Note	Preferred shares	Common shares	Additional paid-in capital	Treasury stock	Legal reserve	Retained earnings	Cumulative other comprehensive loss	Total
Balances as of January 1, 2003		562,801	281,158	2,086	—	36,105	936,612	(953,752)	865,010
Capitalization of retained earnings	17.3	90,543	48,099	—	—	—	(138,642)	—	—
Net income		—	—	—	—	—	510,164	—	510,164
Appropriation of reserves	17.2	—	—	1,061	—	27,729	(28,790)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(5,920)	—	—	—	(5,920)
Foreign currency translation adjustment		—	—	—	—	—	—	144,402	144,402
Reduction of pension fund additional minimum liability		—	—	—	—	—	—	4,790	4,790
Reversal of unrealized loss on cash flow hedge, net of tax		—	—	—	—	—	—	2,310	2,310
Dividends (interest on equity) - $0.18 per Common share and per Preferred share (*)	17.4	—	—	—	—	—	(117,817)	—	(117,817)
Stock option plan expense recognized during the year	3.13	—	—	124	—	—	—	—	124
Balances as of December 31, 2003		653,344	329,257	3,271	(5,920)	63,834	1,161,527	(802,250)	1,403,063
Capitalization of retained earnings	17.3	363,502	193,101	—	—	—	(556,603)	—	—
Net income		—	—	—	—	—	1,158,358	—	1,158,358
Appropriation of reserves	17.2			278		58,979	(59,257)		—
Purchase of treasury preferred shares	17.1	—	—	—	(9,336)	—	—		(9,336)
Foreign currency translation adjustment		—	—	—	—	—	—	168,306	168,306
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(3,822)	(3,822)
Dividends (interest on equity) - $0.29 per Common share nd per Preferred share (*)	17.4	—	—	—	—	—	(194,178)	—	(194,178)
Stock option plan expense recognized during the year	3.13	—	—	194	—	—	—	—	194
Balances as of December 31, 2004		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income	—	—	—	—	—	—	1,117,521	—	1,117,521
Capitalization of reserves	17.3	439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves	17.2	—	—	444	—	75,872	(76,316)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(7,093)	—	—	—	(7,093)
Gain on change of interest	2.4	—	—	129,950	—	—	—	—	129,950
Stock options exercised during the period		—	—	(163)	398	—	—	—	235
Foreign currency translation adjustment								246,802	246,802
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(19,763)	(19,763)
Dividends - $0.67 per Common share and per Preferred share (*)	17.4						(446,812)		(446,812)
Stock option plan expense recognized during the year	3.13			173					173
Balances as of December 31, 2005		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598

(*)             After giving retroactive effect to the stock bonus and reverse stock split described in Note 17.1 and stock bonus described in Note 27. Preferred treasury stock shares for the years ended December 31, 2005 and 2004 are not considered to be outstanding.

GERDAU S/A
CONSOLIDATED STATEMENT OF CASH FLOW
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except share data)

	2005	2004	2003
Cash flows from operating activities
Net income	1,117,521	1,158,358	510,164
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	301,762	269,222	182,403
Equity in earnings on unconsolidated companies, net	(96,476)	(141,890)	(22,062)
Foreign exchange (gain) loss, net	(57,861)	(30,806)	(162,190)
Losses (gains) on derivative instruments	22,000	(1,155)	197,600
Minority interest	178,909	157,027	49,623
Deferred income taxes	117,750	77,451	(121,925)
Loss (gain) on disposal of property, plant and equipment	4,655	1,143	(1,913)
Provision for doubtful accounts	(2,863)	5,370	6,714
Provision for contingencies	27,792	93,162	43,106
Distributions from joint ventures	115,828	82,803	3,620
Gain on change of interest (Note 4.6 (d))	—	(2,742)	—
Changes in assets and liabilities:
Increase in accounts receivable	(156,261)	(221,178)	(80,017)
Increase (decrease) in inventories	449	(532,769)	(74,248)
Increase (decrease) in accounts payable and accrued liabilities	(577)	51,267	100,298
Increase (decrease) in other assets and liabilities, net	(68,624)	181,763	(162,696)
Purchases of short-term investments	(1,614,838)	(439,905)	(959,522)
Proceeds from maturities and sales of short-term investments	455,907	363,472	1,102,314
Net cash provided by operating activities	345,073	1,070,593	611,269
Cash flows from investing activities
Additions to property, plant and equipment	(697,436)	(440,967)	(297,755)
Proceeds from sales of property, plant and equipment	6,453	9	2,284
Payment for acquisition of:
North Star	(49,654)	—	—
Margusa	—	(13,472)	(2,234)
Companies in North America	—	(298,422)	—
Gerdau Ameristeel	—	—	(7,050)
Sipar Aceros	(16,688)	—	—
Diaco S.A.	(6,762)	—	—
Sidelpa S.A.	(6,224)	—	—
Other aquisitions	—	(3,846)	(5,446)
Cash balance of acquired companies	9,647	270	—
Purchases of short-term investments	(140,950)	(60,051)	—
Proceeds from maturities and sales of short-term investments	140,950	60,051	—
Advance payment for acquisition of investment in Colombia	—	(68,500)	—
Other	—	—	1,692
Net cash used in investing activities	(760,664)	(824,928)	(308,509)

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S/A
CONSOLIDATED STATEMENT OF CASH FLOW
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, except share data)

	2005	2004	2003
Cash flows from financing activities
Cash dividends and interest on equity paid	(395,980)	(275,589)	(122,262)
Dividends paid to minority shareholdes of Gedau Ameristeel	(24,485)
Purchase of treasury shares	(7,093)	(9,336)	(5,920)
Decrease (increase) in restricted cash	(3,554)	(3,958)	13,593
Debt issuance	1,630,590	1,290,035	1,997,978
Repayment of debt	(798,411)	(1,273,208)	(2,126,520)
Proceeds from issuance of common stock by Gerdau Ameristeel (Note 4.6 (d))	—	181,323	—
Proceeds from issuance of common stock by Gerdau Participações (Note 2.4)	221,613
Net related party debt loans and repayments	1,973	13,291	(5,956)
Net cash provided by (used) in financing activities	624,653	(77,442)	(249,087)
Effect of exchange rate changes on cash	74,359	(11,773)	(1,626)
Increase in cash and cash equivalents	283,421	156,450	52,047
Cash and cash equivalents at beginning of the year	248,954	92,504	40,457
Cash and cash equivalents at end of the year	532,375	248,954	92,504
Supplemental cash flow data
Cash paid during the year for:
Interest (net of amounts capitalized)	285,164	115,825	127,413
Income taxes	341,782	253,890	100,305
Non-cash transactions
Release of judicial deposits to settle tax contingencies (Note 16)	—	118,587	—
Funds advanced to acquisiton of Diaco S.A. and Sidelpa S.A. used to settle these transactions on September 30, 2005 and November 30, 2005, respectively	53,605

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, and as from this year also in Colombia and Argentina (collectively the “Company”) comprises the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel mainly based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, in Colombia, Argentina and Uruguay.

2                             Basis of presentation

2.1                   Statutory records

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

2.2                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated, following the criteria established in  Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. Their financial statements, except for those of the subsidiaries located in the United States, which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3                   Controlling shareholder

As of December 31, 2005, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.80% (2004 - 44.76%) of the total capital of the Company. MG’s share ownership consisted of 75.73% (2004 - 75.75%) of the Company’s voting common shares and 28.38% (2004 - 28.30%) of its non-voting preferred shares.

2.4                   Corporate Restructuring

In December 2004, the investments in Gerdau Açominas S.A. (“Gerdau Açominas”) and 22% of total shares of Gerdau Internacional Empreendimentos Ltda previously held directly by Gerdau S.A. were transferred to its wholly-owned subsidiary Gerdau Participações S.A. For statutory purposes, such investments were valued at their fair value through an appraisal report based on projections of expected cash flows discounted to present values. The difference between the book value and the fair value of the investments resulted in a deferred capital gain on the Company’s investment in Gerdau Participações S.A. originally equal to goodwill recorded by Gerdau Participações S.A. Goodwill at December 31, 2005 amounts to R$ 2,613,751 thousand (equivalent to $ 1,116,653 at the exchange rate as of December 31, 2005).

In May 2005, Gerdau Participações S.A. issued new shares to an unrelated party in exchange for cash and was subsequently merged with Gerdau Açominas. As a result of the issuance of shares, the Company recorded a gain in the amount of US$ 129,950. The Company, following the guidance of  Staff Accounting Bulletin (“SAB”) 5-H, concluded that such gain should be recognized in shareholders’ equity under “Gain on change in interest”.

Pursuant to SFAS 109 “Accounting for Income Taxes”, no deferred tax was recorded and tax effects from amortization of goodwill are being recognized when realized on the tax return over a 10 year period.

Up to July 28, 2005, Gerdau Açominas was the legal entity that carried out all operational steel business in Brazil as well as holding 22% of the total shares of Gerdau Internacional Empreendimentos Ltda. On July 29, 2005 certain assets and liabilities of Gerdau Açominas were spun-off to other four newly created entities: Gerdau Aços Longos S.A. (“Gerdau Aços Longos”), Gerdau Aços Especiais S.A. (“Gerdau Aços Especiais”), Gerdau Comercial de Aços S.A. (“Gerdau Comercial de Aços”) and Gerdau América do Sul Participaçoes S.A. (“Gerdau América do Sul Participações”). As a result of such spin-off assets and liabilities were grouped in separate legal entities considering the nature of operations carried out by each entity as follows:

Legal entity	Nature of operations performed
Gerdau Açominas	Steel production in the Ouro Branco mill
Gerdau Aços Longos	Production of long steel in Brazil
Gerdau Aços Especiais	Production of specialty steel in Brazil
Gerdau Comercial de Aços	Retail sale of steel products in Brazil
Gerdau América do Sul Participações	Holding of 22% of the shares in Gerdau Internacional Empreendimentos

Assets and liabilities spun-off from Gerdau Açominas to the other entities continue to be recorded at its cost basis at Gerdau Açominas and no gain or loss has been recognized as result of this transaction.

3                             Significant accounting policies

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

3.1                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage of interest (%)
	2005		2004

Aceros Cox S.A. (Chile)	98	% (*)	100
Diaco S.A. (Colombia) (“Diaco”) (See Note 4.1)	57		—
Gerdau Ameristeel Corporation (Canada) (“Gerdau AmeriSteel”) and its subsidiaries:	65	(*)	67
Ameristeel Bright Bar Inc. (USA)	65	(*)	67
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	(*)	67
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	(*)	67
Gerdau Ameristeel Sayreville Inc. (USA)	65	(*)	67
Gerdau Ameristeel US Inc. (USA)	65	(*)	67
Gerdau Açominas S.A. (Brazil) (See Note 2.4)	89	(*)	92
Gerdau Aços Longos S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau Aços Especiais S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau Comercial de Aços S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau América do Sul Participações S.A. (Brazil) (See Note 2.4)	89	(*)	—
Gerdau Aza S.A. (Chile)	98	(*)	100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	(*)	100
Gerdau Laisa S.A. (Uruguay)	98	(*)	99
Maranhão Gusa S.A. — Margusa (Brazil)	89	(*)	100
Seiva S.A. — Florestas e Indústrias (Brazil) and subsidiaries	97		97
Sipar Aceros S.A. (Argentina) (“Sipar Aceros”) (See Note 4.2)	72		38
Sidelpa S.A. (Colombia) (“Sidelpa”) (See Note 4.1)	95		—

(*) As result of the sale of shares described in Note 2.4 the interest of the Company in the holding company Gerdau Participações S.A. and its subsidiaries has been diluted. Such dilution resulted in a decrease in the interest as compared to the interest previously held.

The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting interest. The consolidated financial statements include, in addition to the operational companies presented in the table above, all the other companies that meet the criteria for consolidation under US GAAP, which consist of holding companies which invest in the operating companies and carry out financing transactions.

During the year ended December 31, 2004 the Company acquired Margusa (Note 4.7) and Gerdau Ameristeel acquired certain operating assets and liabilities of Gate City and RJ Rebar, Inc. (Note 4.3), of North Star Steel (Note 4.4) and of Potter Form & Tie Co. (Note 4.5). During the year ended December 31, 2005 the Company acquired controlling interest in Diaco (Note 4.1), Sidelpa (Note 4.1) and in Sipar Aceros (Note 4.2), which in the case of Sipar

Aceros was accounted for equity method through the date of acquisition of the controlling interest. The results of those business acquired are consolidated as from the respective dates of acquisition.

All significant intercompany balances and transactions have been eliminated on consolidation.

3.2                   Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allowance for doubtful accounts, impairment of goodwill and of long-lived assets, computation of fair value of assets and liabilities of companies acquired and of derivative instruments, useful lives of long-lived assets, valuation allowances for income taxes, actuarial assumptions (utilized in the calculation of employee benefit obligations), contingencies and environmental liabilities. Actual results could differ from those estimates.

3.3                   Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents are considered to be all highly liquid temporary cash investments, mainly time deposits, with original maturity dates of three months or less.

3.4                   Short-term investments

Short-term investments consist of bank certificates of deposit and trading securities consisting of: Brazilian government debt securities, shares in investment funds managed by commercial banks, shares of a fund administered by a related party for the exclusive use of the Company (Note 9) as well as equity securities. The certificates of deposit and trading debt securities have maturities ranging from four months to one year at the time of purchase. Certificates of deposit are stated at cost plus accrued interest. Trading securities are recorded at fair value with changes in fair value recognized in the consolidated statement of income. During the years ended December 31, 2005 and 2004 the Company held available for sale securities consisting of investment grade variable rate debt obligations, which are asset-backed. No available for sale securities were held at year-end.

3.5                   Trade accounts receivable

Accounts receivable are stated at estimated realizable values. Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

3.6                   Inventories

Inventories are valued at the lower of cost or replacement or realizable value. Cost is determined using the average cost method.

3.7                   Property, plant and equipment

Property, plant and equipment are recorded at cost, including capitalized interest incurred during the construction phase of major new facilities. Interest capitalized on loans denominated in reais includes the effect of indexation of principal required by certain loan agreements. Interest capitalized on foreign currency borrowings excludes the effects of foreign exchange gains and losses.

Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets: 10 to 30 years for buildings and improvements, 4 to 20 years for machinery and equipment, 10 to 20 years for furniture and fixtures, and 3 to 5 years for vehicles and computer equipment. Assets under construction are not depreciated until they are placed into service. Major renewals and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Any gain or loss on the disposal of property plant and equipment is recognized on disposal.

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset or group of such assets is considered impaired by the Company when the anticipated undiscounted cash flow from such asset(s) is separately identifiable and less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. No impairment losses have been recorded for any of the periods presented.

3.8                   Equity investments

Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2005 and 2004, the Company’s equity investments are comprised of: (a) 38.18% interest in the capital of Sipar Aceros until September 15, 2005, when this company started to be consolidated (see Note 4.2), (b) a 50.00% interest in each of Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, 50% owned joint-ventures in the United States (c) a 50.00% interest in Armacero Industrial y Comercial Limitada (Chile) and (d) 51.82% interest in Dona Francisca Energética S.A (Brazil) (“Dona Francisca”).

In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Board of Directors, requires the approval of at least 65% of voting shares. In accordance with EITF 96-16 “Investor’s Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, because the minority interest shareholders have certain approval or veto rights, the results of Dona Francisca have not been consolidated, but included as an equity investment and accounted for using the equity method of accounting.

3.9                   Investments at cost

Investments at cost consists of investments in entities where the Company owns less than 20% of the voting interest, including tax incentives to be utilized in government approved projects, and does not have the ability to exercise significant influence. The investments are stated at cost and reduced by valuation allowances based on management estimates of realizable values.

3.10            Goodwill

Goodwill represents the cost of investments in excess of the fair value of net identifiable assets acquired and liabilities assumed.

The Company adopts SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. Under this standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value.

During the years ended December 31, 2004 and 2003 goodwill was tested for impairment and no impairment charges were recorded. As described in Note 12, an impairment loss of $13,038 has been recognized during the year ended December 31, 2005 with respect to goodwill allocated to Margusa.

3.11            Pension and other post-retirement benefits

The Company accrues its pension and other post-retirement benefits obligations in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, respectively (Note 13).

The cost of pensions and other post-retirement benefits is actuarially determined using the projected unit credit method based on management’s best estimates of expected investment performance for funded plans, salary increases, retirement ages of employees and expected health care costs. Assets of funded pension plans are valued at fair value. The excess of the net actuarial gains or losses over 10% of the greater of the benefit obligation and the fair value of the assets is amortized over the average remaining service period of the active employees (corridor approach). Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees.

An additional minimum liability is recognized in “Cumulative other comprehensive loss” in shareholders’ equity if the accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets, and this amount is not covered by the pension liability recognized in the balance sheet. An additional minimum liability has been recognized as of December 31, 2005, 2004 and 2003 in relation to pension plans offered to employees in North America.

3.12            Compensated absences

Compensated absences are accrued over the vesting period.

3.13            Stock based compensation plans

Gerdau Ameristeel and its subsidiaries and Gerdau (as from April 30, 2003) maintain stock based compensation plans (Note 25). The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations. SFAS No. 123 “Accounting for Stock-Based Compensation”, as amended  by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”, allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the fair value method prescribed by SFAS No. 123 been adopted. The Company adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”) on January 1, 2006, and will recognize the expense associated with its stock option and similar plans using a fair value-based method beginning on January 1, 2006 (see discussion of “Recent accounting pronouncements not yet adopted” below).

The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.

	2005	2004	2003

Net income as reported	1,117,521	1,158,358	510,164
Reversal of stock-based compensation cost included in the determination of net income as reported	173	194	124

Stock-based compensation cost following the fair value method	(1,202)	(998)	(556)
Pro-forma net income	1,116,492	1,157,554	509,732

Earnings per share - basic
Common - As reported and pro-forma	1.68	1.74	0.76
Preferred - As reported and pro-forma	1.68	1.74	0.76

Earnings per share - diluted
Common
As reported	1.67	1.74	0.76
Pro-forma	1.67	1.74	0.76

Preferred
As reported	1.67	1.74	0.76
Pro-forma	1.67	1.74	0.76

Gerdau Ameristeel also offers several shared based compensation plans. For the plans described in Note 25.2 as 2005 LTI Plan, 2004 Stakeholder Plan, Ameristeel Plan, SAR Plan, and Equity Ownership Plan an expense is recognized over the vesting period at the amount of the fair value of the instrument at the date of grant which is subsequently marked-to-market.

3.14            Revenue recognition

Revenues from sales of products are recognized upon delivery to customers, when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

3.15            Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the application of the liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

Deferred tax assets are reduced through the establishment of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

3.16            Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share”.

Basic EPS excludes dilution, while diluted EPS reflects the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A and, during the year ended December 31, 2005, the potential dilution from the potential settlement in shares of Gerdau S.A. of the commitment to acquire additional shares of Diaco (Note 4.1) and of the options granted to minority shareholders of Sipar Aceros to sell additional shares to the Company (Note 4.2). The Company uses the “treasury stock” method to compute the dilutive effect of those instruments.

All EPS data is calculated giving retroactive effect to the stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 17.1). EPS is presented on a per share basis (Note 19).

3.17            Dividends and interest on equity

The Company’s By-Laws require it to pay to its Common and Preferred shareholders annual dividends of at least of 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in the financial statements once declared by the Annual General Meeting.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it recognizes a tax deductible expense on its income tax return for such amount. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders with respect to interest on equity at the rate of 15%.

3.18            Environmental and remediation costs

Expenditures relating to ongoing compliance with environmental regulations, designed to minimize the environmental impact of the Company’s operations, are capitalized or charged against earnings, as appropriate. The Company provides for potential environmental liabilities based on the best estimate of potential clean-up and remediation estimates for known environmental sites. Management believes that, at present, each of its facilities is in substantial compliance with the applicable environmental regulations.

3.19            Advertising costs

Advertising costs included in selling and marketing expenses were $25,661, $13,656 and $12,884 for the years ended December 31, 2005, 2004, and 2003 respectively. No advertising costs have been deferred.

3.20              Treasury stock

Common and preferred shares reacquired are recorded under “Treasury stock” within shareholders’ equity at cost. Sales of treasury stock are recorded at the average cost of the shares in treasury held at such date. The difference between the sale price and the average cost is recorded as a reduction or increase in additional paid-in capital.

3.21            Derivative financial instruments

Derivative financial instruments that do not qualify for hedge accounting are recognized on the balance sheet at fair value with unrealized gains and losses recognized in the statement of income.

To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes either in its fair value in relation to the fair value of the item being hedged or with respect to changes in the cash flows, both at inception and over the life of the contract.

The Company held derivatives (swaps) which qualified as cash flows hedges only in the subsidiaries in North America in the year ended December 31, 2003. Swaps are recognized on the balance sheet at fair value with unrealized gains and losses on the mark-to market valuation of the swaps qualifying for cash flow hedge recorded in other comprehensive income (loss) except for any ineffective portion which is recorded against income. Derivatives that did not qualify as cash flow hedge are recognized at fair value on the balance sheet with unrealized gains and losses recognized in the consolidated statement of income.

3.22            Statement of cash flows

In prior years, the Company presented cash flows relating to trading securities as cash flows from investing activities. These consolidated financial statements have been revised to reflect the cash flows from such securities as operating cash flows. This change resulted in a decrease and increase in operating cash flows for the years ended December 31, 2004 and 2003  of $ 76,433 and $ 142,792, respectively, with a corresponding opposite effect on investing cash flows.

3.23            Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. In December 2003, the FASB issued a revised version of FIN 46, FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE.

The Company adopted FIN 46-R as of January 1, 2004 and has concluded that it does not have any interest on VIEs.

3.24            Recent accounting standards not yet adopted

In December 2004, the FASB issued its Statements of Financial Accounting Standards (“SFAS”) No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS No. 153 will have a material impact on the company’s consolidated financial position or results of operations.

On December 16, 2004, the FASB issued its SFAS No. 123 (revised 2004), Share-Based Payment (Statement 123R), which addresses the accounting for employee stock options and eliminates the alternative to use Option 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vested period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted to the unique characteristics of those instruments. The implementation date of Statement 123R was originally determined to be the beginning of the first interim or annual reporting period that begins after June 15, 2005 and applies to all awards granted after the required effective date. For periods before the required effective date, the companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent under which pro forma disclosures required for those periods by Statement 123. On April 14, 2005 the United States Securities and Exchange Commission (“SEC”) amended the effective date to the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005.

Had the provisions of Statement 123R been applied for the year ended December 31, 2005 stock based compensation would have been modified as presented in the pro-forma disclosures in Note 3.13.

In November 2004, the FASB issued SFAS no. 151, Inventory Costs, an amendment of ARB no. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin no. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of “so abnormal”, which was not a defined term. SFAS no. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 151 will have a material impact on the company’s consolidated financial position or results of operations.

4                             Acquisitions

4.1                   Diaco and Sidelpa

On December 23, 2004, the Company reached an agreement with the Mayaguez Group and Latin American Enterprise Steel Holding (“LAESH”), majority shareholders of Diaco and Sidelpa to buy shares owned by those investors in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia, and Sidelpa is the only producer of specialty steel in that country

Closing of the transactions was subject to several conditions precedent. Upon entering into the agreement, the Company made a deposit of $68,500 in favor of certain trusts created for this transaction. Gerdau also has committed to acquire additional shares of Diaco in a period no longer than eight years.

Diaco

During September 2005 the conditions precedent for the Diaco acquisition were met, including the execution by Diaco of a public offer in the Colombian market to acquire shares owned by minority shareholders and the delisting of Diaco from the stock exchange in Colombia. On September 30, 2005, the Company concluded all steps required to obtain a 57.11% voting and total interest in Diaco, obtaining a controlling interest. As a result,  Diaco shares acquired by the Company through Cerney Holding Limited, a wholly-owned subisidiary, were transferred from a trust to the Company, and the amount of  $49,205 was transferred from such trust to the sellers while an additional amount of $6,762 was paid in cash by the Company.

This transaction was accounted following the purchase method. No goodwill resulted from this acquisition as result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Current assets	81,522
Non-current assets	99677
Current liabilities	(53,210)
Non-current liabilities	(29,993)
Fair value of net assets acquired	97,996
% of interest acquired	57.11%
Purchase price consideration, at fair value	55,967

As result of the conditions precedent being met, Gerdau is also obligated to purchase an additional 40.27% interest in Diaco in 2013. Gerdau has the option to anticipate such purchase by acquiring 50% of the additional interest in March 2008 and the other 50% in March 2009. Settlement of the acquisition of the additional interest can be made in cash or in shares of Gerdau at the option of the sellers. The terms of the agreement establishes a formula to determine the purchase price which is based on a minimum amount plus interest over the period from December 2004 to the date of the acquisition, and an additional price based on changes in net equity of Diaco. The Company has recorded this forward commitment to purchase additional shares at its estimated fair value which at December 31, 2005 amounts to $7,529 and is presented within “Other non-current assets” Changes in fair value have been recognized in income in “Other operating income (expenses), net”. The balance of the advance deposit originally made in December 2004, amounting to $14,895 as of December 31, 2005, is expected to be used to partially pay for the acquisition of this additional interest.

Sidelpa

On November 19, 2005, all the conditions precedent related to the acquisition of Sidelpa were met and Cerney Holding Limited obtained a 97.01% interest in Sidelpa, obtaining its control. As a result of this transaction, an amount of $4,400 was transferred form a trust to the former owners of Sidelpa, and $6,224 was paid in cash.

This transaction was accounted following the purchase method. No goodwill resulted from this transaction as a result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Current assets	21,977
Non-current assets	15,324
Current liabilities	(8,660)
Non-current liabilities	(17,690)
Fair value of net assets acquired	10,951
% of interest acquired	97.01%
Purchase price consideration, at fair value	10,624

4.2      Sipar Aceros

On September 15, 2005, the Company entered into an agreement to acquire an additional interest of 35.98% of Sipar Aceros, a rolling steel mill located in Santa Fé, Argentina, on which the Company already had a 38.46% interest. The company paid $16,687 in cash on September 15, 2005 and will pay an additional amount of $23,947 during the next three years without interest on those additional payments. Total consideration for the purchase of such interest, considering the financed portion of the purchase price at fair value, amounts to $37,340.

As a result of this acquisition, the Company obtained a controlling interest of 74.44%, and therefore Sipar Aceros has been consolidated as from September 15, 2005. Previous to this date, this investment was accounted for following the equity method.

This transaction was accounted under the purchase method, and an allocation of fair value of assets and liabilities was performed which resulted in the recognition of goodwill of $16,721. Goodwill has been fully allocated to the reporting unit “Sipar Aceros”, a component of the segment “South America (except Brazil)”, which represents a reporting unit as defined by SFAS No. 142 “Goodwill and Intangible Assets”.

The following table summarizes the fair value of assets and liabilities acquired in this transaction and the resulting goodwill:

Current assets	62,451
Non-current assets	50,262
Current liabilities	(31,389)
Non-current liabilities	(16,008)
Fair value of net assets acquired	65,316
% of interest acquired	35.98%
Fair value of interest acquired on net assets	23,501
Purchase price consideration, at fair value	37,340
Put options granted to minority shareholders at the time of acquisition	2,881
Determination of goodwill	16,721

Under the terms of the agreements, some of the selling shareholders have options to sell additional shares of Gerdau Sipar Inversiones S.A. (parent company of Sipar Aceros) to the Company, at a fixed amount, until September 2007. Initial fair value of those put options amounting to $2,881 was considered in the purchase price consideration, and subsequent changes in their fair value are recorded in income. On December 31, 2005, the fair value of the put options amount to $5,818 and is recorded on “Other non-current liabilities”, and has generated a loss of $2,937 during 2005, recorded in “Other operating income (expenses), net”.

4.3                     Gate City and RJ Rebar, Inc

On December 10, 2004, Gerdau Ameristeel completed the acquisition of the fixed assets and working capital of Gate City’s and RJ Rebar, Inc.’s rebar fabrication facilities in the Midwest of the United States with annual production capacity of approximately 150,000 tons for approximately $16,400. As a result of this transaction, $4,748 of goodwill was recorded.

4.4                   North Star assets

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product mini-mills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities consist of four long steel product mini-mills all of which are located in the United States in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities also in the United States — one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton mini-mills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the mini-mills’ raw material needs. North Star’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries. The purchase price for the acquired assets was $266,000 in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181,000 of the purchase price was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51,790. This amount was accrued as of December 31, 2004 and paid during 2005.

The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004:

Net assets (liabilities) acquired
Current assets	325,751
Current liabilities	(67,674)
Property, plant and equipment	86,244
Other long-term liabilities	(23,789)
320,532

Purchase price	266,000
Plus transaction costs	2,742
Accrued working capital adjustment	51,790
320,532

No goodwill was recognized for this acquisition.

4.5                   Assets and liabilities of Potter Form & Tie Co.

On March 19, 2004 Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest of United States, for approximately $11,100. As a result of this transaction, $1,351 of goodwill was recorded.

4.6                   Gerdau Ameristeel

(a)                        On March 31, 2003 Gerdau Ameristeel completed an exchange of minority shares of its subsidiary Ameristeel Corporation (“Ameristeel”, currently named Gerdau Ameristeel US Inc.) for shares of Gerdau Ameristeel. Minority shareholders of Ameristeel, mostly executives and employees, exchanged 1,398,501 shares of Ameristeel for 13,199,260 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to one. As a result, Ameristeel became a wholly owned subsidiary of Gerdau Ameristeel, and the participation of the Company in Gerdau Ameristeel was reduced from 74% to 67%.

The exchange was accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price was allocated to the net assets acquired and liabilities assumed based upon their relative fair values. Goodwill of $2,190 was created as a result of the exchange.

(b)                     On September 24, 2003, the Company purchased an additional 2,566,600 shares of Gerdau Ameristeel on the open market at a cost of $7,050. After this transaction, the Company held 69% of the outstanding shares. No goodwill resulted from the acquisition of these additional shares.

(c)                      On April 14, 2004, Gerdau Ameristeel issued 26,800,000 common shares. The price was set at Cnd$4.90 per share ($3.64 at the exchange rate on the date of the transaction), the closing price of the common shares of Gerdau Ameristeel on the Toronto Stock Exchange on March 31, 2004.

All the shares were acquired by the Company for a total purchase price of $97,771, and, as a result of the transaction, the Company increased its interest in Gerdau Ameristeel from 69% to 72%. The transaction was accounted as a step acquisition and the purchase price has been allocated to assets acquired and liabilities assumed. No goodwill resulted from the purchase price allocation.

(d)                     On October 15, 2004, Gerdau Ameristeel issued 70,000,000 common shares at a value of Cdn $5.90 per share ($4.70 per share at the exchange rate on the date of the transaction) totaling net proceeds of approximately $322,700 after deducting underwriters’ fees and estimated expenses. Gerdau purchased 35,000,000 of the common shares, representing 50% of the total common shares offered, for total net proceeds of $161,350 also after deducting underwriters’ fees and expenses. As a result of acquiring a percentage below its previous holding of shares in Gerdau Ameristeel, Gerdau’s interest in Gerdau Ameristeel was diluted to approximately 67%.

Subsequently, on November 18, 2004, the underwriters of the public offering of common shares above exercised their over-allotment option to purchase an additional 4,381,000 common shares of Gerdau Ameristeel at the initial public offering price of Cdn $5.90 per share. As agreed to in a subscription agreement with Gerdau Ameristeel, Gerdau S.A. purchased the same number of additional common shares as the underwriters pursuant to the exercise of their over-allotment option at $4.70 per share, the U.S. dollar equivalent of the public offering price. The net proceeds to Gerdau Ameristeel after deducting underwriters’ fees and estimated expenses amounted to $39,946 of which $19,973 were paid by Gerdau. As a result of acquiring a percentage below to its previous holding of shares in Gerdau Ameristeel, Gerdau’s interest in Gerdau Ameristeel was diluted to approximately 66.5%.

As the new shares were issued at a price higher than the average carrying amount of the shares held by the Company, Gerdau recorded a gain in the amount of $2,742 presented as “Gain on change of interest” in the consolidated statement of income.

4.7      Margusa

On November 18, 2003, the Company exchanged certain forestry holdings in exchange for 1,776,638 newly issued shares of Margusa, a producer of pig iron obtaining a 17% interest in total and voting interest in Margusa. On December 2, 2003, the Company signed a purchase agreement to buy the remaining shares of Margusa for $18,000. The cash portion is payable in 8 installments with the first paid on December 2003 and the remaining 7 installments payable during 2004. At December 31, 2003, the Company recorded the investment in Margusa at cost ($16,300) represented by a cash payment of $2,234 (corresponding to the first of eight installments  due) and the value of the forestry holdings transferred to Margusa of $14,066.

Control was transferred to the Company on January 5, 2004, which is considered the acquisition date for accounting purposes. As from that date, the financial statements of Margusa have been consolidated. The purchase price was finally reduced to $16,337 as a result of contractually agreed adjustments.

The following table summarizes the fair value of assets acquired and liabilities assumed for Margusa at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	2,365
Current liabilities	(2,683)
Property, plant and equipment	7,567
Goodwill	11,158
Other long-term liabilities	(2,070)
Net assets acquired and purchase price	16,337

4.8                   Açominas

Common control transaction during the year ended December 31, 2003

On November 28, 2003 Gerdau transferred all the assets and liabilities of its steel operations in Brazil to its subsidiary Aço Minas Gerais S.A. - Açominas (“Açominas”) as a capital contribution. The other shareholders made no contributions and as a result Gerdau increased its ownership in voting and total shares of Açominas from 79% to 92%. The company was renamed Gerdau Açominas S.A. (“Gerdau Açominas”).

In accordance with SFAS 141, this transaction is defined as a common control transaction (because the transaction did not involve the acquisition of shares held by minority shareholders, but rather the issuance of new shares to the Company by Açominas) and is accounted for using the carrying value of assets and liabilities being transferred. The decrease in the minority interest in Açominas as the result of the increase in participation from 79% to 92% exceeds the increase in minority interest resulting from transferring net assets previously wholly owned to Açominas on which the Company has, as the result of the transaction, a 92% participation. The resulting net credit amounted to $130,034 and was allocated, considering deferred income tax effects, to reduce the carrying value of property, plant and equipment of Gerdau Açominas.

4.9      Pro-forma financial data (Unaudited)

The following unaudited pro forma data summarizes information about the results of operations of the Company for the periods indicated as if the acquisition of Diaco, Sidelpa and Sipar Aceros had been completed as of January 1, 2004. The pro forma information gives effect to actual operating results prior to the acquisition adjusted to include primarily adjustments for amortization of property, plant and equipment considering its estimated fair value. The unaudited pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date or the results that may be achieved in the future.

	2005	2004
Net Sales	9,286,477	7,263,243
Net Income	1,152,866	1,195,681
Earnings per share
Common and preferred - basic	1.74	1.80
Common and preferred - dilluted	1.73	1.79

5          Short-term investments

	2005	2004
Investment funds	295,888	119,620
Brazilian government debt securities	803,560	73,127
Debt securities	604,668	88,922
Equity securities	57,305	122,843
	1,761,421	404,512

6                             Trade accounts receivable, net

	2005	2004
Trade accounts receivable	814,030	869,020
Less: allowance for doubtful accounts	(34,504)	(33,536)
	779,526	835,484

7                             Inventories

	2005	2004
Finished products	642,545	648,069
Work in process	250,144	255,862
Raw materials	555,783	488,326
Packaging and maintenance supplies	171,669	176,501
Advances to suppliers of materials	42,320	25,360
	1,662,461	1,594,118

8                             Tax credits

Current assets
	2005	2004
Brazilian value-added tax on sales and services - ICMS	26,487	36,747
Brazilian excise tax - IPI	584	1,246
Brazilian withholding taxes	12,740	3,080
Brazilian tax for financing of social integration program - PIS	8,476	13,599
Brasilian tax for social security financing - COFINS	19,191	21,210
Other	10,965	26
	78,443	75,908

Non-current assets
	2005	2004
Brazilian value-added tax on sales and services - ICMS	44,164	23,368
Brazilian tax for financing of social integration program - PIS	41,221	—
Brasilian tax for social security financing - COFINS	17,457	—
	102,842	23,368

9                             Balances and transactions with related parties

	2005	2004
Other non-current assets
Loans and advances to directors	559	947
Intercompany debt - MG	58	100
Receivable from Fundação Gerdau	126	491

Other current liabilities
Payable to Florestal Rio Largo Ltda.	51	—
Payable to Santa Felicidade S.A.	4	—
Payable to Sipar Aceros S.A.	—	74

In addition to the balances in the table presented above:

•                  Banco Gerdau S.A. is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of the Company. The funds administered as of December 31, 2005 amounted to $1,281,498 (2004 - $80,479) and its investments consist of time deposits and debentures issued by major Brazilian banks, and treasury bills issued by the Brazilian government. Income earned on the Company’s investment in the fund aggregated $111,737 in 2005, $18,941 in 2004 and $13,265 in 2003, representing average yields of 16.2%, 15.8% and 25.8%, respectively.

•                  INDAC — Indústria, Administração e Comércio S.A., a holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt of the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. The average amount of debt guaranteed during the year ended December 31, 2005 amounted to $702,549 (2004 - $435,734).

•                  The Company paid a fee to Grupo Gerdau Empreendimentos Ltd., an affiliate holding company controlled by the Gerdau family, amounting to $246 (2004 - $226) for the use of the Gerdau name.

•                  The Company usually sell and purchase debentures issued by Gerdau S.A. to or from related parties. The Company has no obligation to repurchase any of such debentures, and purchases and sales have been made as a part of the overall management of liquidity of the Company.

10           Property, plant and equipment, net

	2005	2004
Buildings and improvements	1,062,673	899,419
Machinery and equipment	3,372,850	2,797,614
Vehicles	19,685	14,174
Furniture and fixtures	29,621	35,803
Other	234,757	96,386
	4,719,586	3,843,396
Less: Accumulated depreciation	(2,196,841)	(1,649,743)
	2,522,745	2,193,653
Land	209,023	222,534
Construction in progress	786,194	374,014
Total	3,517,962	2,790,201

Construction in progress as of December 31, 2005 represents principally amounts invested in the construction of a new industrial facility in the State of São Paulo, Brazil, as well as in the expansion of Ouro Branco industrial facility. The Company capitalized interest on construction in progress in the amount of $35,272 in 2005, $12,157 in 2004 and $7,112 in 2003

As of December 31, 2005, machinery and equipment with a net book value of $358,011 (2004 - $259,205) was pledged as collateral for certain long-term debt.

11                      Equity investments

	2005	2004

Joint-ventures in the United States:
Gallatin Steel Company	137,127	162,312
MRM Guide Rail	6,790	6,631
Bradley Steel Processors	9,523	8,852
Sipar Aceros S.A.	—	9,368
Armacero Industrial y Comercial Ltda.	4,174	3,206
Dona Francisca Energética S.A.	21,745	17,398
	179,359	207,767

The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings have been included in these consolidated financial statements.

The following table sets forth selected data for the Company’s joint ventures in the United States:

	2005	2004
Balance Sheet
Current assets	96,411	128,004
Property, plant and equipment, net	132,768	132,472
Current liabilities	31,558	27,517
Long-term debt	1,678	1,709
Statement of Income
Sales	443,728	465,493
Operating income	91,091	142,429
Income before income taxes	91,301	142,538
Net Income	91,201	141,474

12                      Goodwill

	2005				2004
	Long	North	South		Long	North	South
	Brazil	America	America	Total	Brazil	America	America	Total

Balance at the beginning of the year	11,158	122,663	7,642	141,463	—	116,564	2,967	119,531

Goodwill arising on acquisition of
Armacero Industrial y Comercial Ltda.		—	—	—		—	—	—
Gate City and RJ Rebar, Inc. (Note 4.3)	—	53	—	53	—	4,748	—	4,748
Potter Form & Tie Co (Note 4.5)	—	—	—	—	—	1,351	—	1,351
Maranhão Gusa S.A. Margusa (Note 4.7)	—	—	—	—	11,158	—	—	11,158
Sipar Aceros S.A. (Note 4.2)	—		—	16,721	16,721	—	—	—
Other aquisitions	—	—	—	—	—	—	3,075	3,075
Impairment of Margusa goodwill	(13,038)	—	—	(13,038)	—	—	—	—
Effect of exchange rate on goodwill of
operations in South America and Brazil	3,114	—	(459)	2,655	—	—	1,600	1,600

Balance at the end of the year	1,234	122,716	23,904	147,854	11,158	122,663	7,642	141,4

The Company performed the annual impairment test required by SFAS 142 as of December 31, 2005. The Company identified that goodwill allocated to its reporting unit Margusa (a pig iron producer reported within the reporting segment Long Brazil) acquired in 2003 has been impaired. The main reason for the goodwill impairment is the reduction in pig iron prices during 2005 in the Brazilian and foreign markets as well as the appreciation of Brazilian real against the US dollar during 2005 with both factors negatively affecting profitability of Margusa. Other brazilian pig iron producers experienced similar situations during 2005. The Company uses EBITDA multiples of comparable companies in order to estimate the fair value of its reporting units including Margusa. This computation resulted in the recognition of a loss of $13,038, recorded under “Other operating income (expenses)”, net.

13       Accrued pension and other post-retirement benefits obligation

13.1    Summary of amounts recognized in the balance sheet

The amounts recognized in the balance sheets are as follows:

	2005	2004
Non-current liabilities
Brazilian pension obligation (Gerdau plan)	7,534	12,751
North American pension obligation	96,060	58,092
North American obligation other than pension	51,133	49,082

Accrued liability related to pension and other benefit obligation	154,727	119,925

Non-current assets
Prepaid pension cost for the Brazilian plans (Gerdau Açominas plan)	72,498	53,276

13.2              Pension Plans

The Company and other related companies in the Conglomerate co-sponsor pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil, including Gerdau Açominas as from its consolidation. The Brazilian Plans consist of a plan for the former employees of Açominas and its subsidiaries (“Gerdau Açominas Plan”) and another plan for the employees of its other operations in Brazil (“Gerdau Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, Gerdau Ameristeel and its subsidiaries sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees’ compensation and totaled $1,703 in 2005, $960 in 2004 and $697 in 2003. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $5,400,  $3,400 and $2,600 in 2005, 2004 and 2003, respectively.

Brazilian Plans

Net periodic pension benefit relating to the defined benefit component of the Brazilian Plans was as follows:

	2005	2004	2003
Service cost	10,133	6,838	5,374
Interest cost	31,200	22,341	16,057
Expected return on plan assets	(50,090)	(35,542)	(21,712)
Plan participants’ contributions	(2,155)	(1,778)	(1,375)
Amortization of unrecognized gains and losses, net	(1,830)	(2,434)	(1,569)
Amortization of prior service cost	467	293	941
Amortization of unrecognized transition benefit	(349)	(299)	(284)
Net pension benefit	(12,624)	(10,581)	(2,568)

The funded status of the defined benefit components of the Brazilian Plans was as follows:

	2005	2004
Plan assets at fair value	502,076	372,043
Projected benefit obligation	328,789	253,593
Funded status	173,287	118,450

Unrecognized net transition benefit	(2,253)	(2,307)
Unrecognized prior service cost	8,036	7,515
Unrecognized net gains	(114,106)	(83,133)
Amounts recognized in the balance sheet, net	64,964	40,525

Additional information for the Brazilian Plans is as follows:

	2005	2004
Change in benefit obligation
Benefit obligation at the beginning of the year	253,593	198,789
Service cost	10,133	6,838
Interest cost	31,200	22,341
Actuarial loss	6,561	7,235
Benefits paid	(8,183)	(6,144)
Plan amendments (a)	—	3,957
Effect of exchange rate changes	35,485	20,577
Benefit obligation at the end of the year	328,789	253,593

	2005	2004
Change in plan assets
Fair value of plan assets at the beginning of the year	372,043	291,120
Actual return on plan assets	77,512	51,280
Employer contributions	5,647	4,447
Plan participants’ contributions	2,155	1,778
Benefits paid	(8,183)	(6,144)
Effect of exchange rate changes	52,902	29,562
Fair value of plan assets at the end of the year	502,076	372,043

Expected benefit payments
2006		9,680
2007		12,344
2008		14,167
2009		15,981
2010		17,898
2011 - 2015		128,133

(a) During 2004 amendments were introduced to the terms of the Gerdau Plan which include deferred benefits proportional to time of service, modification of withdrawal provisions, pension benefits in case of death as result of labor accidents, and changes in minimum benefits. The effect of the amendments was deferred and is being recognized as part of the pension benefit costs during the expected average future service time of the participants (approximately 16 years).

The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider annual inflation of 5%.

Assumptions used to determine benefit obligations (in % per year):

	2005	2004
Discount rate	11.30%	11.30%
Rate of increase in compensation	8.68%–9.20%	8.68%–9.20%

Assumptions used to determine net periodic benefit cost for the year (in % per year):

	2005	2004	2003
Weighted-average discount rate	11.30%	11.30%	10.25%
Rate of increase in compensation	8.68%–9.20%	8.68%–9.20%	9.20%
Long-term rate of return on plan assets	12.35%	12.35%	10.25%

The plan asset return is the expected average return of each asset category weighted by target allocations. Asset categories’ returns are based on long term macroeconomic scenarios.

Brazilian Plan assets as of December 31, 2005 include shares of Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and of Gerdau in the amounts of $9,239, $6,318, $1,085, $1,482,  and $13,581, respectively (2004—Gerdau Açominas—$15,983 and Gerdau—$18,596) and shares of Metalúrgica Gerdau S.A of $14,716 (2004 - $15,433).

The Brazilian Plans are managed by Gerdau—Sociedade de Previdência Privada (“Gerdau Plan”) and Fundação Açominas de Seguridade Social—Aços (“Gerdau Acominas Plan”). The pension plan accumulated benefit obligation, the weighted-average asset allocations, and the asset target allocation for 2006, by asset category, are as follows:

	Gerdau Plan		Gerdau Açominas Plan
	2005	2004	2005	2004
Accumulated benefit obligation	48,764	36,491	213,324	164,028

Allocation of assets by category
as of December 31
Equity Securities	28.93%	45.00%	13.89%	13.26%
Fixed income	71.07%	55.00%	82.70%	81.94%
Real estate	—	—	1.83%	3.29%
Loans	—	—	1.58%	1.51%
Total	100.00%	100.00%	100.00%	100.00%

	Gerdau Plan	Gerdau Açominas Plan
Target allocation of assets for 2006
Equity securities	30.00%	14.02%
Fixed Income	70.00%	82.35%
Real estate	—	2.01%
Loans	—	1.62%
Total	100.00%	100.00%

The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The planned asset mix is composed of fixed income investments and equities. The fixed income target allocation ranges from 55% to 100%, and equities target allocation ranges from 0% to 45%. The 2006 expected return for this asset mix is 15.54%. The expected employer contributions for 2006 are $999.

The Gerdau Açominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income 57% to 100%, equities 0% to 35%, real estate allocation 0% to 5% and loans 0% to 5%. The expected employer contributions for 2006 are $6,015.

The measurement date for the Gerdau Plan is December 31 and for the Gerdau Açominas Plan is November 30.

North American Plans

The components of net periodic pension cost for the North American Plans are as follows:

	2005	2004	2003
Service cost	16,918	10,980	8,027
Interest cost	24,537	22,274	20,831
Expected return on plan assets	(24,388)	(20,975)	(18,683)
Amortization of transition liability	198	174	162
Amortization of prior service cost	1,374	293	461
Amortization of unrecognized gains and losses, net	3,549	2,214	957
Settlement loss	—	—	140
Net pension expense	22,188	14,960	11,895

Settlement losses were recognized in 2003 due to payments to former employees under the former Co-Steel plans.

The funded status of the North American Plans is as follows:

	2005	2004
Plan assets at fair value	361,414	322,719
Projected benefit obligation	501,636	416,634
Funded status	(140,222)	(93,915)
Unrecognized prior service cost	6,607	5,962
Unrecognized transition liability	1,723	1,857
Unrecognized net gains and losses	98,763	52,610
Additional minimum liability	(62,931)	(24,606)
Accrued pension liability recognized in the balance sheet	(96,060)	(58,092)

Additional information required for the North American Plans is as follows:

	2005	2004
Change in benefit obligation
Benefit obligation at the beginning of the year	416,634	359,568
Service cost	16,918	10,980
Interest cost	24,537	22,274
Amendments	1,731	3,149
Actuarial loss	51,018	25,193
Benefits paid	(17,971)	(19,381)
Foreign exchange loss	8,769	14,851
Benefit obligation at the end of the year	501,636	416,634

	2005	2004
Change in plan assets
Plan assets at the beginning of the year	322,719	278,243
Employer contributions	22,805	20,815
Benefits paid	(17,971)	(19,381)
Actual return on assets	27,201	30,509
Foreign exchange gain	6,660	12,533
Plan assets at the end of the year	361,414	322,719

The North American Plans were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants

Expected benefit payments
2006	18,467
2007	19,136
2008	20,188
2009	21,383
2010	22,786
2011—2015	140,390

Assumptions used in accounting for the North American Plans were:

Assumptions used to determine benefit obligations:

	2005	2004
Discount rate	5.00%–5.75%	5.75%–6.00%
Rate of increase in compensation	2.50%–4.25%	2.50%–4.25%

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2005	2004
Weighted-average discount rate	5.75%– 6.50%	6.2%–6.50%
Rate of increase in compensation	2.50%– 4.25%	2.0%–4.50%
Long-term rate of return on plan assets	7.50%– 8.40%	7.25%–8.40%

The pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows.

	2005	2004
Equity securities	66.30%	67.30%
Debt securities	31.70%	26.50%
Real estate	—	2.70%
Other	2.00%	3.50%
Total	100.00%	100.00%

Gerdau Ameristeel has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55% to 85% in equity securities, 20% to 35% in debt securities and 0% to 10% in real estate and other.

The Company expects to contribute $25,400 to its pension plans in 2006.

The measurement date for the North American Plans is December 31.

13.3            Other Post-Retirement Benefits

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

The components of net periodic pension cost for the post-retirement health benefits are as follows:

	2005	2004	2003

Service cost	1,450	1,133	880
Interest cost	2,736	2,153	2,247
Amoritzation of prior service cost	(329)	(212)	—
Recognized actuarial loss	98	30	—
Net post-retirement health expense	3,955	3,104	3,127

The following sets forth the funded status of the post-retirement health benefits:

	2005	2004
Plan assets at fair value	—	—
Projected benefit obligation	59,555	49,186
Funded status	(59,555)	(49,186)
Unrecognized prior service cost	(4,805)	(2,948)
Unrecognized net gains and losses	13,227	3,052
Accrued post-retirement health benefits recognized in the balance sheet	(51,133)	(49,082)

Additional information required for post-retirement health benefits is as follows:

	2005	2004
Change in the projected benefit obligation
Projected benefit obligation at the beginning of the year	49,186	38,554
Aquisition of North Star	—	8,716
Service cost	1,450	1,133
Benefits paid	(2,228)	(2,501)
Interest cost	2,736	2,153
Plan participants’ contributions	923	732
Foreign exchange loss	1,191	1,766
Amendments	(2,107)	(3,161)
Actuarial loss	8,404	1,794
Projected benefit obligation at the end of the year	59,555	49,186

	2005	2004
Change in plan assets
Plan assets at the beginning of the year	—	—
Employer contribution	1,305	1,769
Plan participants’ contributions	923	732
Benefits and administrative expenses paid	(2,228)	(2,501)
Plan assets at the end of the year	—	—

Expected benefit payments
2006	2,003
2007	2,159
2008	2,366
2009	2,551
2010	2,769
2011—2015	17,115

Assumptions used in the accounting for the post-retirement health benefits were:

	2005	2004
Health care—trend rate assumed for following year	9.50%–12.00%	9.50%–13.00%
Health care—Rate to which the cost is assumed to decline (ultimate trend rate)	5.50%	4.50%–5.50%
Year that the rate reaches the ultimate trend rate	2010–2013	2010–2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percent
	point increase	point decr
Effect on total of service and interest cost	785	(607)
Effect on postretirement benefit obligation	8,540	(6,829)

14       Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with interest rates ranging from 2.88% p.a. to 8.27% p.a. (2004 - from 3.77% to 10.50% p.a.). Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

15       Long-term debt and debentures

Long-term debt consisted of the following as of December 31:

	Weighted average
	Annual Interest
	Rate% at	December 31,	December 3
	December 31, 2005	2005	2004
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	TJLP + 3.50%	53,029	10,629
Financing for investments	IGP - M + 8.50%	9,617	—
Financing for machinery	TJLP + 3.50%	326,868	239,349

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços:
Working capital (US$)	7.70%	62,340	3,973
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	—
Financing for machinery and others (US$)	4.30%	342,387	233,531
Export Receivables Notes by Gerdau Açominas (US$)	7.34%	232,298	236,553
Advances on exports (US$)	2.88%	325,499	290,115
Financing for investments (US$)	9.65%	21,139

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.04%	57,083	68,920
Working capital (Chilean pesos)	5.38%	213	6,124
Working capital (Colombian Pesos)	11.22%	22,436
Working capital (Argentinean Pesos)	8.27%	54
Financing for machinery (Chilean pesos)		—	12,370

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	400,275	397,986
Senior Secured Credit Facility (Canadian dollar—Cdn$ and US$)	5.75%		27
Industrial Revenue Bonds (US$)	1.74% to 6.48%	31,600	31,600
Other	3.75% to 5.25%	3,371	9,633
		2,488,209	1,540,810
Less: current portion		(255,178)	(260,294)
Long-term debt, excluding debentures, less current portion		2,233,031	1,280,516

IGPM (Índice Geral de Preços—Mercado—“General Index Price—Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas TJLP (Taxa de Juros de Longo Prazo—“Long term interest rate”): Interest rate set by the Brazilian Government used to index long term loans granted by BNDES—Banco Nacional de Desenvolvimento Econômico e Social.

Long-term debt matures in the following years:

2007	318,666
2008	345,223
2009	225,368
2010	156,898
2011	478,421
After 2011	708,455
2,233,031

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGP-M.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At December 31, 2005, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the US$ 600,000 8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The bonds  do not have a stated  maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa and Gerdau AZA S.A.

Most of debt in South America is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in US dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes, of which $35,000 were sold to a subsidiary of the Company. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. On October 31, 2005, Gerdau Ameristeel completed a renegotiation of the Senior Securted Credit Facility. The significant changes from the existing agreement include an increase of commitments up to $650,000 and an extension of the term to October 31, 2010. At December 31, 2005 there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $544,100 was available under the Senior Secured Credit Facility.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2005, Gerdau Ameristeel was in compliance with all of its debt covenants.

(d) Lines of credit:

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços have obtained a pre-approved line of credit from BNDES  for the purchase of machinery and related expenses for a  total amount of $384,500. Amounts will be released as investments are made by the subsidiaries and they present to  BNDES documentation supporting the investments made. On December 31, 2005, no amounts were withdrawn. These contracts are guaranteed by INDAC.

Gerdau Açominas also has available the following lines of credit:

•                  $240,000 from ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi and UFJ Bank Limited, guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 7 years, with 2 grace years and 5 years for repayment. This amount will be used in the expansion of the Ouro Branco industrial facility. As of  December 31, 2005, $32,700 were drawn against this facility.

•                  $69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.02% p.a. As of  December 31, 2005, $ 33,600 were drawn against this facility.

•                  $50,000 from BNP Paribas Brasil, maturing in 5 years, with 3 grace years  and 2 years for repayment, and bearing interest of 5.93% p.a. As of  December 31, 2005, all the amounts under the line were drawn.

•                  $201,000 from BNP Paribas — France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a. As of  December 31, 2005, no amounts were withdrawn.

Gerdau AZA  has available the following lines of credit:

•                  $79,629 of lines for working capital, bearing interest of 3.6% p.a. On December 31, 2005, no amounts were withdrawn..

•                  $288 on lines for financing for machinery, bearing interest of 6.12% p.a. On December 31, 2005 there was nothing drawn against this facility.

Debentures

Debentures include five outstanding issuances of Gerdau and a convertible debentures of Gerdau Ameristeel as follows:

	Issuance	Maturity	2005	2004
Debentures, denominated in Brazilian reais
Third series	1982	2011	68,490	58,916
Seventh series	1982	2012	32,024	45,610
Eighth series	1982	2013	100,164	54,957
Ninth series	1983	2014	67,723	64,404
Eleventh series	1990	2020	67,611	36,991

Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	97,755	87,635

			433,767	348,513
Less: Debentures held by consolidated companies eliminated on consolidation			(18,396)	(2,645)
Total			415,371	345,868

Less: current portion (presented under Other current liabilities in the consolidated balance sheet)			(1,162)	(1,125)

Total debentures – long-term			414,209	344,743

(a) Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 16.17% and 23.25% during the years ended December 31, 2005 and 2004, respectively.

(b) Debentures issued by Gerdau Ameristeel Corp.

The unsecured subordinated convertible debentures issued by Gerdau Ameristeel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into Common Shares of Gerdau Ameristeel Corp. at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if Common Shares are issued in a customary offering. The debentures are redeemable at the option of Gerdau Ameristeel Corp. at par plus accrued interest. Gerdau Ameristeel Corp. has the right to settle the principal amount through the issuance of Common Shares based on their market value at the time of redemption.

16       Commitments and contingencies

16.1        Tax and legal contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2005, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies		Judicial deposits
Claims	2005	2004	2005	2004

Tax	103.345	66.237	52.548	34.326
Labor	21.155	18.676	9.179	7.773
Other	3.349	2.805	459	455
	127.849	87.718	62.186	42.554

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided.

•                              Of the total provision, $32,641 relates to a provision recorded by subsidiary Gerdau Açominas S.A. on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI — Imposto sobre Produtos Industrializados”) and related legal increases, due to transactions carried out under drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation, and during 2005 the Company has experienced an unfavorable decision on the administrative appeal on the subject. Management believes all transactions were carried out under the terms of the drawback concession granted, but decided to record a provision for probable losses on this matter due in part to legal counsel advice and due to the unfavorable decision in the administrative appeal.

•                              $19,173 related to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais. During 2005, the subsidiary Gerdau Aços Longos has recorded $12,654 related to an unfavorable court rule in Minas Gerais, and this amount is considered sufficient to cover principal fiscal obligation, as well as interest on overdue payments.

•                              $3,133 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                              $8,541 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                              $12,784 on contributions due to the social security authorities which correspond to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $813 related to contributions for the Social Integration Program (“Programa de Integração Social” - PIS) and $2,952 related to Social Contribution on Revenues (“Contribuição para o Financiamento da Seguridade Social” - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

•                              $421 related to a lawsuit brought by the subsidiary Gerdau Açominas regarding the Government Severance Indemnity Fund surcharges (“Fundo de Garantia por Tempo de Serviço”—FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the outcome of the lawsuit was unfavorable to the Company, which was condemned to pay the principal amount which was previously deposited in court. The amount deposited in court has been released to the FGTS to settle the liability. The remaining amount provided for $ 421 relates to fines on the same matter, and the appeal from the Company on these fines is still pending of final decision.

•                              $14,481  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial”—ECE), as well as $8,406 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária—RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st , 2nd, , 3 rd , 4 th and 5 th Regions. The Company has fully deposited in court the amount of the disputed charges.

•                              During 2005, the Company has reversed $22,416 related to a contingency for compulsory loans to Eletrobrás, the government-owned energy company, for which the Company was claiming they were unconstitutional and did not make the compulsory loans during a certain period of time . The Company has reviewed the probability of loss and decided to reverse the provision originally recorded as result of the finalization by Eletrobrás during the last quarter of 2005 of the process by which it issued shares to companies who made the required compulsory loans. The Company has also reverted $3,061 related to Social Investment Fund (“Fundo de Investimento Social”—FINSOCIAL), because the previously pending proceedings were finished in the Superior Courts, so the process was finalized with a final loss for the Company.

Possible losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $13,853. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable , because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $116,203 The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal”—REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts on installments. Brazilian fiscal authorities are discussing the legality of $17,139 credits acquired from third parties and used to offset fines and interests incurred by the Company, under the terms of the Program. Brazilian fiscal authorities understands those credits should be offseted against debts of the owners of the credits in the first place, and only after that they would be eligible to transfer to third parties, but this understanding is based only on a Resolution of the Management Committee of REFIS, and not in an appropriate law, according to Company’s legal counsels.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $11,356 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program—PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2005 or in the next following years is only possible.

•                              During 2005 the Company has obtained a final non-appelabel favorable decision by court regarding the correction of PIS calculation under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88 on the last proceeding the Company had pending. Therefore, the Company has recorded $28,881 under “Other operating income, net” in the statement of income.

•                              The Company and its subsidiary Gerdau Açominas S.A. and Margusa—Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa—Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas S.A. was issued and has been appealed by Gerdau Açominas S.A.. The Company estimates a credit in the amount of $168,327.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2005 of $21,155. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2005, totaled $9,179.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $3,349 for these claims. Escrow deposits related to these contingencies, at December 31, 2005, amount to $459. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their  occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law—(“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico”—SEAE). The process was sent to the Administrative Council for Economic Defense—(“Conselho Administrativo de Defesa Econômica”—CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the abovementioned formal irregularities. If the Company is successful  on this proceeding CADE decision can be annulled in the future.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•                              There is a civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2005, was approximately $20,487. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Açominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $14,689 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. The process is expected to enter in the expert evidence phase, mainly for determination of the amount finally due. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB—Brasil Resseguros S.A., and the Company received an advance of $26,488 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $46,994, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those costs will be recorded in the financial statements.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

16.2          Environmental liabilities

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16,400 and $16,200 as of December 31, 2005 and 2004, respectively. Of the costs recorded as a liability at December 31, 2005, the Company expects to pay approximately $3,300 within the year ended December 31, 2006.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company’s consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company’s cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, the Company was notified by the Environmental Protection Agency (EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16,600. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The EPA originally offered a settlement to the named PRPs under which the Company’s allocation was approximately $1,800. One of the named PRPs is in bankruptcy proceedings. The EPA has reconsidered the appropriate allocation. That reconsideration caused the EPA’s view of the Company’s allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses, including statute of limitations defenses, and is pursuing legal alternatives, including adding a third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company’s defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8,000 to $10,000. The Company is not in agreement with this assessment. The Company previously offered to settle the matter for $1,600. EPA is in the process of finalizing a settlement with two of the five defendants for $1,700. The EPA and the Company have filed cross-motions for summary judgment on the issue of liability. Although the Company has accrued $1,600 with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

The Company is not aware of any environmental remediation cost or liability in relation to its operations outside United States and Canada.

16.3            Other Claims

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

16.4            Other Commitments

The Company has the following long-term contracts with suppliers:

Operations in Brazil

The agreements establish minimum quantities and maximum quantities to be supplied by the third parties and purchased by us for iron ore, coal, energy (electricity and gas) and industrial gases.

Purchase price is determined as follows: (i) prices are adjusted on an annual basis by the supplier of iron ore and coal based on changes in prices in the international markets, (ii) electricity prices are set by the electric energy regulator for contracts in plants where we are “Captive consumers” as defined for electric regulatory purposes (ii) energy prices have been originally negotiated between Gerdau and the electricity generator company and annually adjusted based on contractual indexes in plants where we are “Free Consumers”, (iii) gas prices are established by the gas regulator for natural gas purchased,  and (iv) industrial gas prices have been originally negotiated between Gerdau and the supplier and adjusted on an annual basis based on a contractually agreed formula based on price indexes. Under current regulatory rules the Company may choose to change the electric generator company and the gas distribution company once the term of the existing agreements expire.

Contracts can be terminated by either party, trough the payment of penalty.

The Company also have agreements regarding the expansion of Ouro Branco mill. Those contracts were entered into during 2005, and consist of a series of agreements with several suppliers of machinery and equipment, which will be used in the new industrial facility. Total amount of these contracts was $434,492 as of December 31, 2005 with payments to be made for the goods purchased between March 2006 and August 2008. The main contract is related to the acquisition of a coke plant, a sinter plant and a blast furnace, in the amount of approximately $150,457 to be paid between March 2007 and May 2007.

Operations in North America

Most of the Company’s minimill in North America have long-term supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity.

16.5          Operating leases

The Company leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

Year Ending December 31,	Amount
2006	13,934
2007	10,850
2008	9,504
2009	7,575
2010	6,678
Thereafter	33,125
81,666

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

Rent expense related to operating leases, including monthly cancelable leases,  was $26,400,  $19,800 and $ 19,200 for the years ended December 31, 2005,   2004, and 2003, respectively.

16.6              Vendor financing

Gerdau Açominas S.A. provides guarantees to Banco Gerdau S.A. for financing sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2005, customer guarantees provided by the company totaled $18,173. Since Banco Gerdau S.A. and Gerdau Açominas S.A. are under the common control of MG, this guarantee is not covered by the recognition requirements of FASB Interpretation No 45 (“FIN 45”).

17                      Shareholders’ equity

17.1            Share capital

As of December 31, 2005, 154,404,672 shares of Common stock and 290,657,361 shares of Preferred stock had been issued (231,607,008 and 435,986,041, respectively, after the stock bonus described in Note 27). The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares, as result of an increase in authorized capital approved in the Extraordinary Shareholders Meeting held on December 30, 2005. Only the Common shares are entitled to vote. Under the Company’s By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

The Board of Directors approved on its meeting held on March 31, 2005 a bonus to both common and preferred shareholders of 50 shares per 100 shares held.

The shareholders meeting held on April 29, 2004 approved a bonus to both common and preferred shareholders of 1 share per share held, which resulted in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

At a meeting of shareholders held on April 30, 2003, shareholders approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held. The bonus resulted in the issuance of 34,235,541,169 new shares (11,877,282,535 common shares and 22,358,258,634 preferred shares). At the same meeting, a reverse stock split of 1 share for each 1,000 shares held (after taking into consideration the above mentioned bonus) was approved.

At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company. The shares held in treasury will be sold in the capital markets or cancelled.

At December 31, 2005, the Company held in treasury 3,045,695 preferred shares (4,568,542 after the stock bonus described in Note 27) at a cost of $21,951 (December 31, 2004 - 2,539,800 preferred shares at a cost of $15,256 which represent 3,539,700 preferred shares after the stock bonus described in Note 27).

The following sets forth the changes in the number of the Gerdau’s shares from January 1, 2003 through December 31, 2005 (including the effects of stock bonus described on Note 27):

	Common	Preferred	Treasury Stock
	Shares	Shares	Preferred

Balances as of January 1, 2003	39,590,941,783	74,527,528,780	—
Shares issued as a result of stock bonus	11,877,282,535	22,358,258,634	—
Effect of reverse 1,000 for 1 stock split	(51,416,756,094)	(96,788,901,627)	—
Acquisition of treasury stock	—	—	345,000

Balances as of December 31, 2003	51,468,224	96,885,787	345,000
Shares issued as a result of stock bonus	51,468,224	96,885,787	345,000
Acquisition of treasury stock	—	—	883,200

Balances as of December 31, 2004	102,936,448	193,771,574	1,573,200
Shares issued as a result of stock bonus	51,468,224	96,885,787	786,600
Acquisition of treasury stock	—	—	740,200
Employee stock options exercised	—	—	(54,305)

Balances as of December 31, 2005	154,404,672	290,657,361	3,045,695

Shares issued as a result of stock bonus (Note 27)	77,202,336	145,328,681	1,522,848

Balances as of December 31, 2005 adjusted by stock bonus	231,607,008	435,986,042	4,568,543

17.2            Legal reserve

Under Brazilian law, Gerdau is required to transfer up to 5% of annual net income, determined in accordance with Brazilian Corporate Law and based on the statutory financial statements prepared under Brazilian GAAP, to a legal reserve until such reserve equals 20% of paid-in capital. The legal reserve may be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

17.3            Statutory reserve

The Board of Directors may propose to the shareholders to transfer at least 5% of net income for each year to a statutory reserve (Reserva de Investimentos e Capital de Giro—Reserve for investments and working capital). The reserve will be created only if it does not affect minimum dividend requirements and its balance may not exceed the amount of paid in-capital. The reserve may be used for absorbing losses, if necessary, for capitalization, for payment of dividends or to repurchase shares.

On April 11, 2005, an amount of R$1,735,657 thousand (equivalent to $673,178 at the exchange rate of April 11, 2005), was recorded as of December 31, 2004 as part of a statutory reserve within Retained earnings was capitalized.

On April 29, 2004 an amount of R$1,735,656 thousand (equivalent to $556,603 at the exchange rate of April 29, 2004) recorded as of December 31, 2003 as part of the statutory reserve within Retained earnings was capitalized by resolution adopted in the shareholders meeting held that day.

On April 30, 2003 an amount of R$400,536 (equivalent to $138,642 at the exchange rate of April 30, 2003) recorded as of December 31, 2002 as part of the statutory reserve within Retained earnings has been capitalized by resolution adopted in the shareholder meeting held that day.

17.4            Dividends

Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2005, retained earnings in the statutory accounting records correspond to the balance of the statutory reserve described in Note 17.3 above which amounts in the statutory records of the Gerdau to $851,655 (translated at the year-end exchange rate).

Aggregate dividends declared by Gerdau are as follows:

	2005	2004	2003
Common shares	155,882	67,725	40,917
Preferred shares	290,930	126,453	76,900
Total	446,812	194,178	117,817

18                      Accounting for income taxes

18.1            Analysis of income tax expense

Income tax payable is calculated as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

	2005	2004	2003
Current tax (benefit) expense:
Brazil	204,773	214,050	95,815
United States	125,717	101,381	700
Canada	1,099	1,216	713
Other countries	15,956	12,582	(9,416)
	347,545	329,229	87,812
Deferred tax (benefit) expense:
Brazil	97,818	61,050	(99,569)
United States	15,385	(4,870)	(28,067)
Canada	1,871	12,333	(13,014)
Other Countries	2,676	8,938	18,725
	117,750	77,451	(121,925)
Income tax (benefit) expense	465,295	406,680	(34,113)

18.2            Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	2005	2004	2003
Income before taxes and minority interest	1,761,725	1,722,065	525,674
Brazilian composite statutory income tax rate	34%	34%	34%
Income tax at Brazilian income tax rate	598,987	585,502	178,729
Reconciling items:
Foreign income having different statutory rates	11,388	8,266	(25,845)
Non-deductible expenses net of non-taxable income	(3,223)	(2,717)	(6,593)
Changes in valuation allowance	3,570	(120,317)	(137,333)
Defered tax asset valuation adjustment	—	(48,563)	—
Benefit of deductible interest on equity paid to shareholders	(1,231)	(37,866)	(40,058)
Tax deductible goodwill recorded on statutory books	(76,664)	—	—
Tax exempt in North America	(24,520)	(16,679)	(7,158)
Other, net	(43,012)	39,054	4,145
Income tax (benefit) / expense	465,295	406,680	(34,113)

18.3            Tax rates

Tax rates in the principal geographical areas in which the Company operates are presented below. Rates for Argentina and Colombia are presented only for 2005 when companies located in those countries have been consolidated by the Company:

	2005	2004	2003
Brazil
Federal income tax	25.00%	25.00%	25.00%
Social contribution	9.00%	9.00%	9.00%
Composite federal income tax rate	34.00%	34.00%	34.00%

United States
Composite federal and state income tax (approximate)	39.00%	39.00%	40.00%

Canadá
Federal income tax	22.12%	22.12%	22.12%
Provincial rate (approximate)	12.00%	12.00%	13.50%
Composite income tax rate	34.12%	34.12%	35.62%

Chile
Federal income tax	17.00%	17.00%	16.50%

Argentina
Federal income tax	35.00%

Colombia
Federal income tax	35.00%

18.4          Analysis of tax balances

The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

	2005	2004
Deferred tax assets
Property plant and equipment	96,185	105,361
Net operating loss carryforwards	63,692	146,222
Exchange gains taxable on a cash basis	(27,381)	(35,550)
Accrued pension costs	6,227	3,057
Accounting provisions not currently deductible	58,756	18,713
Other	18,416	(1,544)
Net deferred income tax assets	215,895	236,259

	2005	2004
Deferred tax liabilities
Net operating loss carryforwards	(26,925)	(39,481)
Accounting provisions not currently deductible	(8,707)	(11,258)
Accrued pension costs	(13,018)	(19,784)
Property plant and equipment	157,617	147,454
Other	37,395	(3,781)
Net deferred income tax liabilities	146,362	73,150

	2005	2004
Deferred tax balances
Deferred tax assets - current	34,183	82,829
Deferred tax assets - non-current	181,712	153,430
	215,895	236,259

Deferred tax liabilities - current	4,680	14,496
Deferred tax liabilities - non-current	141,682	58,654
	146,362	73,150

During 2004 $120,317 of the valuation allowance that was recognized in prior years on the deferred tax assets of Gerdau Açominas was reversed directly to income. The valuation allowance was reversed as a result of additional positive evidence during 2004 regarding the realization of the deferred tax assets, specifically (a) the expected generation of taxable income by Açominas and (b) the restructuring of the Brazilian operations described in Note 4.8 which allows the tax loss carryforwards of Gerdau Açominas to be utilized by all the steel operations of Gerdau in Brazil, which historically have presented taxable income. Brazilian tax law allows tax losses to be carried forward indefinitely, but the utilization of tax losses in a given year is limited to 30% of taxable income. As of December 31, 2005, the Company has total loss carryforwards for its operations in Brazil of $92,406, representing a deferred tax asset of $ 31,419. The Company believes it is more likely than not that tax loss carryforwards will be realized based on future taxable income from operations.

During 2004, the Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $48,563 reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting, which resulted in a portion of the existing NOLs being reserved.   Due to the high profitability of the former Co-Steel U.S. group in 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses, and as such the valuation reserve related to these NOLs has been reversed. Substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company’s ability to utilize NOLs that existed as of the date of an ownership change have been recognized.

As of December 31, 2005, Gerdau Ameristeel has a combined non-capital loss carryforwards of approximately $98,400 for Canadian tax purposes, representing a deferred tax asset of $ 32,275,  that expires on various dates between 2008 and 2012. Gerdau Ameristeel also has a combined net operating loss carryforwards of approximately $113,800 for U.S. federal and state income tax purpose, representing a deferred tax asset of $ 26,783,  that expires on various dates between 2006 and 2023. The Company believes it Canadian operations net deferred tax asset at December 31, 2005 of $23,400 is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary. During 2005, Gerdau Ameristeel recorded a valuation allowance of $3,570 against certain tax state tax loss carryforwards and recycling credits. Management believes that is more likely than not that these deferred tax assets will not be realized.

19                    Earnings per share (EPS)

Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect a stock bonus of 50 shares per 100 shares held approved on March 31, 2005 (Note 17.1) and a stock bonus of 50 shares per 100 held approved on March 31, 2006 (See Note 27).

Year ended December 31, 2005

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	155,882	290,930	446,812
Allocated undistributed earnings	234,027	436,682	670,709

Allocated net income available to Common and Preferred shareholders	389,909	727,612	1,117,521

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	432,165,971

Earnings per share (in US$)—Basic	1.68	1.68

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	727,612
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	2,138
729,750

Net income allocated to common shareholders	389,909
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(2,138)
387,771

Diluted denominator
Weighted—average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,165,971
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,265,290
Potential issuable preferred shares with respect to option to settle in shares of the Company (Note 4.1)	890,420
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.2)	533,371
Total	435,855,052

Earnings per share—Diluted (Common and Preferred Shares)	1.67

Year ended December 31, 2004

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	67,725	126,453	194,178
Allocated undistributed earnings	336,224	627,956	964,180

Allocated net income available to Common and Preferred shareholders	403,949	754,409	1,158,358

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	432,564,935
Earnings per share (in US$) – Basic	1.74	1.74

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	754,409
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	1,344
755,753

Net income allocated to common shareholders	403,949
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of option granted to acquire stock of Gerdau	(1,344)
402,605

Diluted denominator
Weighted—average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,564,935
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,198,513
Total	434,763,448

Earnings per share—Diluted (Common and Preferred Shares)	1.74

Year ended December 31, 2003

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	40,917	76,900	117,817
Allocated undistributed earnings	136,130	256,217	392,347

Allocated net income available to Common and Preferred shareholders	177,047	333,117	510,164

Basic denominator
Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the average average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	435,921,354

Earnings per share (in US$)—Basic	0.76	0.76

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	333,117
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	221
333,338

Net income allocated to common shareholders	177,047
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of option granted to acquire stock of Gerdau	(221)

176,826

Diluted denominator
Weighted—average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	435,921,354
Potential increase in number of preferred shares outstanding in respect of stock option plan	685,796
Total	436,607,150

Earnings per share—Diluted (Common and Preferred Shares)	0.76

20                      Fair value of financial instruments

Pursuant to SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated.

The fair value of the Senior Notes issued by Gerdau Ameristeel, was $448,538 and $474,863 as of December 31, 2005 and 2004. The fair value of the Convertible Debentures issued by Gerdau Ameristeel was $109,089 and  $105,574 as of December 31, 2005 and 2004, respectively. Fair values of debt issued by Gerdau Ameristeel were estimated based on quoted market prices from the trading desk of a investment bank.

The fair value of Guaranteed Perpetual Senior Securities issued by Gerdau S.A. was $615,000 as of December 31, 2005, based on quotations in the secondary market for this security.

The Company’s estimate of the fair value of the other financial instruments, which include receivables, accounts payable and long-term debt, approximates the carrying value.

21                      Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

As part of its normal business operations, Gerdau and Gerdau Açominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes            in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks, Gerdau and Gerdau Açominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

The notional amount of such cross-currency interest rate swaps amounts to $7,902 ($58,204 as of December 31, 2004) and mature between January 2006 and March 2006 (January 2005 and March 2006 as of December 31, 2004) with Brazilian reais interest payable which varies between 85.55% to 92.80% of CDI (between 85.55% to 106.00% of CDI of December 31, 2004). There are no unrealized gains on swaps outstanding as of December 31, 2005 (no unrealized gains as of December 31, 2004) and unrealized losses amount to $6,786 as of December 31, 2005 ($14,775 as of December 31, 2004).

Gerdau Açominas also entered during 2005 into interest rate swaps where its receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $240,000 and expiration date of November 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at December 31, 2005, is a gain of approximately $2,333.

The Company has also obtained financing in Brazilian reais at fixed rates which also subject the Company to changes in the fair value of its debt as a result of changes in interest rates. As a result, the Company has entered during 2005 into interest rate swaps where it receives a fixed interest rate in brazilian reais and pays a variable interest rate based on CDI. The agreements have a notional value of $133,530 as of December 31, 2005 and expiration date between January 2006 and March 2006. There are $41 of unrealized gains as of December 31, 2005 (no unrealized gains as of December 31, 2004).

Operations in South America

The Company has also granted stock options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company as described in Note 4.2 The Company has a commitment to acquire an additional interest in Diaco as detailed in Note 4.1

Gerdau Ameristeel

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2005, was approximately $1,170 (December 31, 2004 - $4,018).

22                      Concentration of credit risks

The company Company’s principal business is the production and sale of long ordinary steel products, including crude steel; long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98% of the Company’s sales during 2005 were made to civil construction and manufacturing customers.

Approximately 36.9% of the Company’s consolidated sales are to domestic Brazilian companies, 43.8% to customers in the United States and Canada and the remainder split between export sales from Brazil and sales by its subsidiaries located in other countries.

No single customer of the Company accounted for more than 10% of net sales, and no single supplier accounted for more than 10% of purchases in any of the years presented. Historically, the Company has not experienced significant losses on trade receivables.

23                      Segment information

The Gerdau Executive Committee, which is comprised of the most senior officers of the Company including the President of the Gerdau Executive Committee, which is also the Chairman of the Board of Directors, is responsible for managing of the business.

The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Brazil, Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America. Information for long steel products in Brazil and specialty steel products in Brazil has been presented in prior years aggregated under Long Brazil. As from this year, the Company separately presents information corresponding to long steel and specialty steel products in Brazil, including information for previous years.

The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

	Year-end December 31, 2005
							Adjust-
				South			ments	Total
		Açominas		America			and	as per
	Long	Ouro	Specialty	(except	North		recon-	financial
	Brazil	Branco	Steel	Brazil)	America	Total	ciliations	statements

Net sales	2,668,631	1,145,417	457,143	510,142	4,295,332	9,076,665	(182,233)	8,894,4
Financial income (expenses), net	89,743	(42,949)	3,534	(9,756)	(53,352)	(12,780)	25,366	12,5
Net income	671,088	210,837	140,754	71,063	292,698	1,386,440	(268,919)	1,117,5
Capital expenditures	280,662	224,156	33,506	153,402	135,864	827,590	(50,826)	776,7
Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,7
Identifiable assets	1,690,399	1,595,770	230,041	576,361	2,218,335	6,310,906	(350,957)	5,959,9

	Year-end December 31, 2004
							Adjust-
				South			ments	Total
		Açominas		America			and	as per
	Long	Ouro	Specialty	(except	North		recon-	financial
	Brazil	Branco	Steel	Brazil)	America	Total	ciliations	statements

Net sales	2,432,320	997,119	328,759	287,773	3,336,964	7,382,935	(430,786)	6,952,1
Financial expenses, net	(36,997)	31,266	3,490	1,692	66,894	66,345	(15,528)	50,8
Net income	360,933	340,112	114,332	65,642	337,669	1,218,688	(60,330)	1,158,3
Capital expenditures	230,477	100,155	13,672	10,310	435,752	790,366	(33,659)	756,7
Depreciation and amortization	78,629	100,101	10,134	10,643	89,321	288,828	(19,606)	269,2
Identifiable assets	1,475,305	1,311,979	174,190	251,790	2,309,948	5,523,212	(303,409)	5,219,8

	Year-end December 31, 2003
							Adjust-
				South			ments	Total
		Açominas		America			and	as per
	Long	Ouro	Specialty	(except	North		recon-	financial
	Brazil	Branco	Steel	Brazil)	America	Total	ciliations	statements

Net sales	1,444,448	785,317	15,357	169,640	1,927,839	4,342,601	188,368	4,530,9
Financial expenses, net	120,483	39,100	395	1,326	62,485	223,789	(31,062)	192,7
Net income	198,127	220,810	4,149	32,320	(21,208)	434,198	75,966	510,1
Capital expenditures	92,139	115,643	11,104	7,702	57,041	283,629	28,856	312,4
Depreciation and amortization	64,707	42,228	107	8,779	80,692	196,513	(14,110)	182,4
Identifiable assets	1,016,504	1,070,552	126,822	197,881	1,479,110	3,890,869	(322,893)	3,567,9

The segment information above has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

The Adjustments and Reconciliations column include the effects of differences between the criteria followed under Brazilian GAAP and the criteria followed in the consolidated financial statements. The differences that have the most significant effects are:

•                                          Segment information includes data from the join ventures Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail on a proportional consolidation basis, companies that are not included in the consolidated financial statements.

•                                          Net sales are presented net of freight costs, while freight costs are presented as part of Cost of sales in the consolidated financial statements.

•                                          Identifiable assets and depreciation and amortization in the segment information include property, plant and equipment which are presented on the basis of historical costs of acquisition, while in the consolidated financial statements they include the effects of property, plant and equipment acquired in business combinations at fair value.

•                                          Derivative financial instruments are not fair valued in the segment information while they are recognized at fair value in the consolidated financial statements.

•                                          Exchange gain and losses resulting from the translation of financial information of subsidiaries outside Brazil are recognized in income in the segment information while such effects are recognized directly in equity in the consolidated financial statements if the functional currency of the subsidiary is other than the Brazilian reais.

Geographic information about the Company, prepared following the same basis as the financial statements, is as follows with revenues classified by the geographic region from were the products have been shipped:

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	4,483,895	513,394	3,897,143	8,894,432
Long lived assets	2,325,507	245,073	1,283,856	3,854,436

	Year ended December 31, 2004
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	3,623,046	319,248	3,009,855	6,952,149
Long lived assets	1,762,517	163,233	1,220,321	3,146,071

	Year ended December 31, 2003
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	2,597,770	122,028	1,811,171	4,530,969
Long lived assets	1,422,121	134,437	1,030,257	2,586,815

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

No information is presented for breakdown of revenue by major products as such information is not maintained on a consolidated basis by the Company, which has such information only in volume.

24                      Valuation and qualifying accounts

Year ended December 31, 2005

			Amounts recorded on Income Statement		Effect of
	Balance at		Charges to		exchange	Balances
	beginning		cost and		rate	at end
Description	of year	Write-offs	expense	Reversals	changes (a)	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	33,536	(105)	1,453	(4,316)	3,936	34,504
Valuation allowance on deferred income tax assets	—	—	3,570	—	—	3,570
Reserves:
Provision for contingencies	87,718	—	57,387	(29,594)	12,338	127,849

Year ended December 31, 2004

			Amounts recorded on Income Statement		Effect of
	Balance at		Charges to		exchange	Balances
	beginning of		cost and		rate	at end
Description	year	Payments	expense	Reversals	changes (a)	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	27,476		5,370	(1,144)	1,834	33,536
Valuation allowance on deferred income tax assets	120,846	—	—	(120,317)	(529)	—
Reserves:
Provision for contingencies	102,060	(118,991)	93,162		11,487	87,718

Year ended December 31, 2003

			Amounts recorded on Income Statement		Effect of
	Balance at		Charges to		exchange	Balances
	beginning of		cost and		rate	at end
Description	year	Payments	expense	Reversals	changes (a)	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	15,139	—	6,714	—	5,623	27,476
Valuation allowance on deferred income tax assets	205,139	—	—	(137,333)	53,040	120,846
Reserves:
Provision for contingencies	45,304	(3,622)	44,361	(1,255)	17,272	102,060

The amount presented under “Reversals” with respect to provision for contingencies for the year ended December 31, 2005 correspond to the situation described in Note 16.

(a)        Includes the effect of exchange rates on balances in currencies other than the United States dollar.

25                      Stock based compensation

25.1          Brazil Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. The options must be exercised up to 5 years after vested.

A summary of the Brazil Plan is as follows (giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 17.1) and to the stock bonus approved on March 31, 2006 (Note 27)):

	Year ended December 31, 2005		Year ended December 31, 2004
		Weighted average		Weighted averag
	Number of shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	3,859,304	2.50	2,052,207	1.84
Granted during the year	752,878	9.04	260,331	5.11
Shares issued in regards to share bonus (Note 17.1)	—	—	260,331	5.11
Shares issued in regards to share bonus (Note 27)	318,284	9.04	1,286,435	2.55
(-) Options forfeited	(62,005)	5.20	—
(-) Options exercised	(54,305)	2.75	—

Outstantind, end of year	4,814,156	3.98	3,859,304	2.50

All options granted through December 31, 2005 were granted to management or employees of the Company. There are no options exercisable at December 31, 2005 and the weighted average remaining contractual life is 0.82 years to options granted in 2003, 2.98 years to options granted in 2004 and 3.16 years to options granted in 2005.

The assumptions used for estimating the fair value of the options on the grant date during the year ended December 31, 2005 and 2004 following the Black & Scholes method, included in the pro-forma disclosures in Note 3.13 were as follows:

	Granted during the year
	2005	2004
Expected dividend yield	8%	7%
Expected stock price volatility	39%	43%
Risk-free rate of return	8%	8%
Expected period until exercise	4.15 year	4.9 year

25.2          Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below. One plan was formerly administered by Co-Steel and the remainder of the plans were formerly administered by the subsidiary AmeriSteel.

(a) Former Co-Steel Plan

Under the former Co-Steel plan, the Stock-Based Option Plan, Co-Steel was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

(b) Ameristeel Plans

Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel in 2002, minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau Ameristeel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003 (Note 4.6 a). All amounts presented in the discussion below have been, where appropriate, restated to reflect the historical shares at the exchanged value.

(b.1) 2005 LTI Plan

For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the “2005 LTI Plan”). The 2005 LTI Plan is designed to reward the Company’s employees with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and will be payable 50% in options and 50% in phantom stock. The award is being accrued over the vesting period.

(b.2) 2004 Stakeholder Plan

For the year ended December 31, 2004, the Company’s Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the “2004 Stakeholder Plan”). The 2004 Stakeholder Plan is designed to reward the Company’s senior management with a share of the Company’s profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately

$14 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

(b.3) Ameristeel Plan:

Ameristeel had a long-term incentive plan available to executive management (the “Ameristeel Plan”) to ensure the Company’s senior management’s interest is congruent with it’s shareholders. Awards were determined by a formula based on return on capital employed in a given plan year. The Plan provided for earned awards to vest and be paid out over a period of four years. Participants could elect cash payout or investments in phantom stock of Ameristeel or Gerdau S.A., for which a 25% premium was earned if elected. Following the minority exchange, investments in phantom stock of Ameristeel became investments in phantom common shares of Gerdau Ameristeel based on the exchange ratio. The awards were recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2005, 2004 and 2003, were $6,000, $1,300 and $150, respectively.

(b.4) SAR Plan

In July 1999, Ameristeel’s Board of Directors approved a Stock Purchase/SAR Plan (the “SAR Plan”) available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights (“SARs”) equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2005, 2004 and 2003, were $1,500, $6,400 and $3,500, respectively.

In July 2002, Ameristeel’s Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2005, 2004 and 2003, were $1,500, $14,300 and $5,900, respectively.

(b.5) Equity Ownership Plan

In September 1996, AmeriSteel’s Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the “Equity Ownership Plan”), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of shares that can be issued under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

A summary of Gerdau Ameristeel stock option plans is as follows:

	Year ended December 31, 2005		Year ended December 31, 2004
		Weighted- average		Weighted- average
Gerdau Ameristeel Plans	Number of shares	exercise price	Number of shares	exercise price
		(US$)		(US$)

Outstanding, beginning of year	2,833,288	5,94	3,606,570	6.41
Exercised	(443,371)	1.86	(374,609)	1.90
Forfeit	(26,341)	1.85	(76,973)	1.92
Expired	(99,000)	19.00	(321,700)	19.46
Outstanding, end of year	2,264,576	6.42	2,833,288	5.94

Options exercisable	2,128,241		2,350,378

The following table summarizes information about options outstanding at December 31, 2005:

		Weighted-average
	Number	remainig contractual	Weighted-average	Number exercisable
Exercise price range (US$)	outstanding	life	exercise price	at Dezember 31, 2005
			(US$)
$1.32 to $1.43	545,482	3.8	1.39	545,482
$1.80 to $1.91	671,369	5.2	1.84	535,034
$2.11 to $2.96	454,725	3.5	2.61	454,725
$15.95 to $19.30 (1)	297,500	1.5	17.41	297,500
$20.71 to $26.27 (1)	295,500	0.9	20.91	295,500
	2,264,576			2,128,241

Note: (1) these options are denominated in Cdn dollars and have been translated to US$ using the exchange rate as at December 31, 2005.

The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13 were as follows for options granted during all years presented:

Expected dividend yield:	0%
Expected stock price volatility:	55%
Risk-free rate of return:	4%
Expected period until exercise:	5 years

26                      Guarantee of indebtedness

(a)                      Gerdau has provided a surety to its subsidiary Dona Francisca Energética S.A. in financing contracts which amount to R$ 90,489 thousand (equivalent of $38,660 at period-end exchange rate). Under the surety Gerdau guarantees 51.82% of the amount ($19,330) of such debt. This guarantee was established before December 2002, and, therefore, no liability was recorded in accordance with the requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca.

(b)                     Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $200,000 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $238,610.

(c)                    Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A.

As the guarantees above are between a parent company (the Company) and its subsidiaries (GTL Trade Finance Inc., Gerdau Aços Longos, Gerdau Aços Especiais, Comercial Gerdau and Gerdau Açominas), they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries of satisfying their financial obligation.

27                      Subsequent event

On November 14, 2005 the Company entered into an agreement to acquire 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor entered into an agreement to purchase 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable price, to be paid only by the Company of approximately Euro 19,500. Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years, at a fixed price. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount after 6 years in the event that Santander Group has not sold the shares acquired up to such date or,  if the Santander Group sales its  interest at a price higher or lower than the agreed amount the difference will be paid Santander Group to the Company or by the Company to Santander Group, respectively.

Sidenor is a holding company which holds all outstanding shares of Sidenor Industrial S.L., which is the biggest producer of specialty long steel and forged parts of Spain, as well as one of the most important producers of forged stamp steel in that country. Sidenor Industrial owns three steel producing units, located in Basauri, Vitoria and Reinosa (Spain). During 2004, Sidenor Industrial sold 688,000 tons of finished products. Sidenor Industrial also owns Forjanor, S.L., a stamp forged producer, with industrial facilities in Madrid and Elgeta. During 2004, Forjanor sold 25,000 tons of finished products.

Sidenor also holds a 58.44% stake in Aços Villares S.A., a specialty long steel producer located in Brazil, with industrial facilities located in Mogi das Cruzes, Pindamonhangaba and Socoraba, all cities in the state of São Paulo, Brazil. During 2004, Aços Villares sold 646,000 tons of finished products.

The operation was consummated in January, 2006, when the transfer of Sidenor shares to the Company took place and purchase price amounting to Euro 165,828 has been paid.

On March 31, 2006, the Board of Directors approved a bonus to both common and preferred shareholders of 50 bonus shares per 100 shares held.

*             *              *